INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
	American Gas Index Fund, Inc.:
We have examined management's assertion about
American Gas Index Fund, Inc.'s (the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of January 19, 2001, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American
Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 19, 2001, and with respect to agreement of security purchases and sales, for the period from August 2, 2000 (the date of our last examination) through January 19, 2001:

?Confirmation of all securities held by
Rushmore Trust and Savings, FSB ("Rushmore
Trust") in book entry form for the account of the Fund;

?Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore Trust by Mellon Bank, N.A. ("Mellon"), as agent for
Rushmore Trust;

?Confirmation with Mellon of all securities held by Mellon in book entry form for the account of Rushmore Trust;

?Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

?Reconciliation of all such securities to the books and records of Rushmore Trust and the Fund;

?Confirmation of all repurchase agreements with brokers and agreement of underlying collateral with the broker's records; and

?Agreement of security purchases and security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that American Gas Index Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January
19, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the
information and use of management of American
Gas Index Fund, Inc., the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Deloitte & Touche LLP
Wahington, DC
January 22, 2001

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company
Act of 1940


We, as members of management of American Gas
Index Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 19, 2001 and from
August 2, 2000 (the date of Deloitte & Touche
LLP's last examination) through January 19, 2001.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 19, 2001 and from August 2, 2000 (the date of Deloitte & Touche LLP's last examination) through January 19, 2001, with respect to securities reflected in the investment accounts of American Gas Index
Fund, Inc.

Richard J. Garvey
Chairman of the Board


Edward J. Karpowicz
Controller